Via Facsimile and U.S. Mail
Mail Stop 6010

November 17, 2006

Daniel Glassman
Chairman of the Board, President and
Chief Executive Officer
Bradley Pharmaceuticals, Inc.
383 Route 46 W.
Fairfield, NJ 07004

Re: Bradley Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
File Number: 001-31680

Dear Mr. Glassman:

        We have reviewed your October 27, 2006 response to our September 29, 2006
letter and have the following comments. Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your
explanation as to why our comments are inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

1.   Please confirm to us that your October 27, 2006 response letter had been signed
        by Daniel Glassman.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 50

2.   Please include the revised table of contractual obligations and commitments in your response to prior comment one.

Critical Accounting Policies, page 53

3.   Please include the disclosures you proposed in response to prior comment two, revised to address the following comments:

       a. Please also disclose whether you believe the one week changes in demand and in-transit returns that you proposed disclosing represent reasonably likely changes and the basis for that belief. To the extent there are different and/or additional reasonably likely changes, please also discuss the impact of those changes.

       b. Please disclose that you are unable to specify the sales period (i.e. current year or prior year) for which the amount of actual returns or credits for product returns, chargebacks or rebates relate. Include in your disclosure a full explanation of the reasons why you are unable to provide this information.

       c. Please revise the roll forwards to include a separate line item to reflect how much of the provision recorded related to sales made in the current period and a separate line item to reflect how much of the provision recorded related to sales made in the prior periods. The latter of these two line items provides investors information about how accurate your estimates have been in the past, as required by the penultimate paragraph of Financial Reporting Codification Section 501.14 (Section V. of Financial Reporting Release 72). If you are unable to provide this information, please disclose how you are able to determine that your financial statements are fairly stated at each reporting period if you cannot determine that your past estimates were accurate. If you are able to provide this information, tell us how you are able to do so when you have represented that you are unable to specify the sales period (i.e. current year or prior year) for which the amount of actual returns or credits for product returns, chargebacks or rebates relate.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note C – Intangible Assets, page F-19

4. Please disclose what caused the changes in the carrying amount of goodwill, as required by paragraph 45 of SFAS 142. In addition, please disclose the explanation provided in your response to part d. of prior comment three about why the useful life is longer for the core technology than the patents.

Note J – Purchase of Bioglan Pharmaceuticals Company, page F-35

5. Please provide the following disclosures that relate to your response to prior comment four:

a. Disclose that "Currently Marketed Products" are included in "Trademarks" and that they represent a composite intangible asset that, among other things, includes the brand name, distributor and customer relationships and physician and patients experience with the applicable products. As the only one of these individual intangible assets that paragraph A16 of SFAS 141 addresses is the brand name, disclose how these assets are complementary and describe why the relationships did not need to be separately recognized under SFAS 141 and EITF 02-17.

b. Disclose that the individual intangible assets comprising "Currently Marketed Products" all have similar useful lives. In this regard, it does not appear sufficient to comply with paragraph A16 of SFAS 141 to only assert that no evidence exists suggesting that they could have separate lives. As your response to prior comment three says trademarks have a weighted average useful lives of 19 years, disclose the extent to which the lives of the individual intangible assets differ from the 19 years.

6. Regarding your response to prior comment five, we believe that any material information required by GAAP to be in the financial statements of a registrant should be audited for a filing to not be materially deficient. In particular, it would not be appropriate to rely on AU Section 508 because other AU sections, for example, permit adverse audit opinions or disclaimer of opinions, which would result in a registrant's filing being materially deficient. So, as the pro forma information for 2004 appears to be material and required by paragraphs 54 and 55 of SFAS 141, please have it audited and amend your filing accordingly.

* * * *

Daniel Glassman
Bradley Pharmaceuticals, Inc.
November 17, 2006
Page 4

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Oscar Young, Senior Accountant, at (202) 551-3622 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant